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                            August 2, 2023

       Peter Scalise
       Chief Executive Officer
       The3rdBevco Inc.
       2805 Veterans Highway Suite 15
       Ronkonkoma, New York 11779

                                                        Re: The3rdBevco Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed on July 11,
2023
                                                            File No. 024-12298

       Dear Peter Scalise:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed July 11, 2023

       General

   1. We note your disclosure on pages 18 and 19 that describes the potential issuance of bonus shares and loyalty
bonus shares. Please revise to quantify the maximum number of bonus shares and loyalty
bonus shares that may be issued in connection with the offering of
                                                        8,750,000 shares.
 Peter Scalise
FirstName   LastNamePeter Scalise
The3rdBevco   Inc.
Comapany
August      NameThe3rdBevco Inc.
        2, 2023
August
Page  2 2, 2023 Page 2
FirstName LastName
Risk Factors
The Company may be found liable for violating Section 5 of the Securities Act of 1933, page 14

2. Please revise your risk factor disclosure to address the following items:

                Revise references to the "previous Form 1-A" to clarify that this disclosure refers to separate Form 1-A filings and Regulation A offerings. Include appropriate references (e.g., "first" and "second") and identify the filing numbers. Additionally revise references to "the Form 1-K" to include the year to which such Form 1-K relates.

                Revise to update and clarify the following sentence in the first paragraph: "The
              Company ceased all sales of securities on November 10, 2022 and does not intend to resume sales of securities under this offering until it current with its periodic reporting requirements under Regulation A and Form 1-A is requalified." Clearly disclose (i) how and when you became current with your reporting requirements, (ii)
              that you filed and qualified a new Form 1-A rather than requalifying the existing
              Form 1-A, and (iii) the date on which you began selling securities pursuant to the second Regulation A offering.

                Revise to update and clarify the following sentence in the second paragraph: "The
              Company ceased all sales of securities on June 30, 2023 and does not intend to resume sales of securities under this offering until it current with its periodic reporting requirements under Regulation A and Form 1-A is requalified." Clearly disclose (i) how and when you became current with your reporting requirements, (ii)
              that you have filed and are seeking to qualify a new Form 1-A rather than requalifying the existing Form 1-A, and (iii) that you will not begin selling securities pursuant to the third Regulation A offering until such time as the new Form 1-A has been qualified.

                We note that the reason disclosed for your late Form 1-K filings is identical in both paragraphs, including "due to changes in auditors." However, the auditor report filed with your offering circular indicates that BF Borgers CPA PC has served as your auditor since 2022. Please revise your disclosure for consistency, or advise.

                Revise the reference to Dealmakers in the second paragraph to reconcile the apparent inconsistency with your Form 1-A (File No. 024-12066), which identifies Dalmore
              Group, LLC.
Experts, page 34

3. Please revise this section to refer to the auditors who issued a report with respect to the audited financial statements included with your filing.
 Peter Scalise
FirstName   LastNamePeter Scalise
The3rdBevco   Inc.
Comapany
August      NameThe3rdBevco Inc.
        2, 2023
August
Page  3 2, 2023 Page 3
FirstName LastName
Exhibits

4. Please file all exhibits required by Form 1-A with your next amendment. Include, without limitation, an updated auditors' consent that refers to the audited financial statements for the year ended December 31, 2022, and bears a date within 30 days of your filing.
5. We note the legal opinion filed as exhibit 12.1 indicates that, "The Offering Statement covers 13,125,000 shares of Common Stock of the Company, which include potential bonus shares." Please file a revised legal opinion which refers to the correct number of shares being offered, including the maximum number of bonus shares and loyalty bonus shares, consistent with your revised disclosure in response to comment 1 above.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      You may contact Bradley Ecker at (202) 551-4985 or Jennifer Angelini at
(202) 551-
3047 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing